FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 10 - 2005 - Third Quarter 2005 Report - issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 10, 2005.

     Expectations for 2005 increased to more than USD 215 mill. (DKK 1,284 mill.) before tax, receipt of dividends and profit from sale of vessels.

     Expectations for 2005 before tax increased to more than USD 283 mill. (DKK 1,690 mill.).

     Key Points

o Profit for the third quarter 2005 was USD 52 mill. (DKK 318 mill.) before tax, receipt of dividends and profit from sale of vessels and USD 66 mill. (DKK 404 mill.) after tax.

o Profit for the first three quarters of 2005 was USD 216 mill. (DKK 1,274 mill.) after tax. The result is considered highly satisfactory.

o    Cash flow from operations was USD 71 mill. (DKK 435 mill.) for the quarter.

o Earnings per share (EPS) were USD 1.9 (DKK 11.6) in the third quarter 2005 against USD 1.2 for the same period last year. EPS for the first three quarters were USD 6.2 in 2005 against USD 3.6 in 2004.

o    Return on Invested Capital (RoIC) was 24.0% p.a., and Return on Equity
     (RoE) was 29.7% p.a. in the quarter and 31.8% (RoIC) and 33.6% (RoE) for the first three quarters of 2005. The share capital was USD 923 mill. (DKK 5,723 mill.) as at 30 September 2005.

o Freight rates for TORM's product tankers have been significantly better than expected especially during the third and into the fourth quarters of 2005. This was partially attributable to a temporary reduction in refinery capacity in the U.S., brought about by the effects of hurricanes Katrina and Rita. Furthermore, demand in Asia has generally been increasing. However, the freight rates have slowed down in November, awaiting the winter season.

o Dry bulk rates were slightly lower than expected. The bulk market dropped sharply in the first half of the third quarter, but has since witnessed an upward correction.

o Additionally, TORM received dividends and realised a gain on the sale of vessels totalling USD 68 mill. (DKK 401 mill.).

o The upward value adjustment on the Norden shares in 2005 was USD 6 mill. as at 30 September 2005.

     Telephone Conference

     Telephone conference and webcast (www.torm.com) reviewing the report for the third quarter 2005 will take place today, 10 November 2005, at 17:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45 3271 4611 (from Europe) or +1 334 323 6203 (from the USA). A replay of the conference will be available from TORM's website.

     Contact

     A/S Dampskibsselskabet TORM        Telephone +45 39 17 92 00
     Tuborg Havnevej 18                 Klaus Kjaerulff, CEO
     DK-2900 Hellerup - Denmark         Klaus Nyborg, CFO

----------------------------------------------------------------------------------------------------
Mill. USD                                         Q3 2005    Q3 2004     Q1-Q3     Q1-Q3        2004
                                                                          2005      2004
----------------------------------------------------------------------------------------------------
Income statement
Net revenue                                         142.2      104.9     406.6      305.3      433.3
Time charter equivalent earnings (TCE)              109.4       81.6     318.7      244.9      350.3
Gross profit                                         72.1       56.6     217.7      168.6      240.9
Profit before depreciation                           81.3       52.9     260.3      149.7      215.5
Profit before financial items (EBIT)                 68.8       43.7     226.3      123.8      180.3
Financial items                                      -2.7       -0.3      -4.6        1.2       30.6
Profit before tax                                    66.1       43.4     221.7      125.0      210.9
Net profit                                           65.9       43.3     215.6      124.9      201.3
----------------------------------------------------------------------------------------------------

Balance sheet
Total assets                                      1,697.3    1,112.6   1,697.3    1,112.6    1,239.6
Shareholders' equity                                922.6      657.2     922.6      657.2      788.7
Liabilities                                         774.7      455.4     774.7      455.4      450.9
Invested capital                                  1,204.8      626.0   1,204.8      626.0      692.0
Net interest bearing debt                           672.4      287.8     672.4      287.8      271.8
----------------------------------------------------------------------------------------------------

Cash flow
From operating activities                            71.2       45.6     252.1      144.4      227.9
From investing activities                          -120.6       -4.2    -509.4     -117.6     -187.1
     Thereof investment in
     tangible fixed assets                         -145.8       -4.2    -617.3     -117.6     -187.3
From financing activities                            35.9      -13.5     217.7       14.7       -2.7
Net cash flow                                       -13.5       27.9     -39.6       41.5       38.1
----------------------------------------------------------------------------------------------------

Key Financial figures
Margins:
     TCE                                             76.9%      77.8%     78.4%      80.2%      80.8%
     Gross profit                                    50.7%      54.0%     53.5%      55.2%      55.6%
     Profit before depreciation                      57.2%      50.4%     64.0%      49.0%      49.7%
     Profit before financial items                   48.4%      41.7%     55.7%      40.6%      41.6%
Return on Equity (RoE) (p.a.)                        29.7%      28.7%     33.6%      31.3%      33.7%
Return on Invested Capital (RoIC) (p.a.)             24.0%      27.8%     31.8%      28.6%      29.6%
Equity ratio                                         54.4%      59.1%     54.4%      59.1%      63.6%
Exchange rate DKK/USD, end of period                 6.20       6.00      6.20       6.00       5.47
Exchange rate DKK/USD, average                       6.12       6.09      5.90       6.07       5.99
----------------------------------------------------------------------------------------------------

Share related key figures
Earnings per share, EPS*                   USD        1.9        1.2       6.2        3.6        5.8
Cash flow per share, CFPS*                 USD        2.0        1.3       7.2        4.1        6.5
Share price, end of period (per share)     DKK      354.6      169.3     354.6      169.3      225.8
Number of shares, end of period            Mill      36.4       36.4      36.4       36.4       36.4
Number of shares, average**                Mill      34.8       34.8      34.8       34.8       34.8
----------------------------------------------------------------------------------------------------

* The comparative figures for Q1-Q3 2004 are restated to reflect the issue of bonus shares in May 2004.
** The comparative figures for Q1-Q3 2004 are restated to reflect the issue of bonus shares in May 2004. The average number of shares excludes own shares.

Profit by division
-------------------------------------------------------------------------------------------------------------------------
Mill. USD                                                   Q3 2005                               Q1-Q3 2005
                                          -------------------------------------------------------------------------------
                                            Tanker       Bulk        Not             Tanker      Bulk         Not
                                          division   division   allocatd   Total   division  division   allocated   Total
-------------------------------------------------------------------------------------------------------------------------
Net revenue                                  103.5       38.7        0.0   142.2      275.7     130.9         0.0   406.6
Port expenses and bunkers                    -31.2       -1.6        0.0   -32.8      -79.1      -8.8         0.0   -87.9
-------------------------------------------------------------------------------------------------------------------------

Time charter equivalent earnings (TCE)*       72.3       37.1        0.0   109.4      196.6     122.1         0.0   318.7
Charter hire                                 -10.9       -8.2        0.0   -19.1      -25.7     -27.3         0.0   -53.0
Operating expenses                           -14.4       -3.8        0.0   -18.2      -37.2     -10.8         0.0   -48.0
-------------------------------------------------------------------------------------------------------------------------

Gross profit                                  47.0       25.1        0.0    72.1      133.7      84.0         0.0   217.7
Profit on sale of vessels and interest        14.4        0.0        0.0    14.4       54.8       0.0         0.0    54.8
Administrative expenses                       -6.2       -1.6        0.0    -7.8      -17.0      -4.1         0.0   -21.1
Other operating income                         2.6        0.0        0.0     2.6        8.8       0.1         0.0     8.9
-------------------------------------------------------------------------------------------------------------------------

Profit before depreciation                    57.8       23.5        0.0    81.3      180.3      80.0         0.0   260.3
Depreciation                                  -9.9       -2.6        0.0   -12.5      -26.1      -7.9         0.0   -34.0
-------------------------------------------------------------------------------------------------------------------------

Profit before financial items (EBIT)          47.9       20.9        0.0    68.8      154.2      72.1         0.0   226.3
Financial items                               -1.9       -1.4        0.6    -2.7      -16.2      -4.7        16.3    -4.6
-------------------------------------------------------------------------------------------------------------------------

Profit before tax                             46.0       19.5        0.6    66.1      138.0      67.4        16.3   221.7
Tax                                            0.0        0.0       -0.2    -0.2        0.0       0.0        -6.1    -6.1
-------------------------------------------------------------------------------------------------------------------------

Net profit after tax for the period           46.0       19.5        0.4    65.9      138.0      67.4        10.2   215.6
-------------------------------------------------------------------------------------------------------------------------

* TCE is gross freight income less bunker, commissions and port expenses (TCE = Time Charter Equivalent).

Tanker and Bulk

Tanker division

The Tanker division achieved a profit after tax in the third quarter 2005 of USD 46 mill. against USD 41 mill. in the second quarter 2005. Of this, profit from the sale of vessels amounted to USD 14 mill. in the third quarter against USD 21 mill. in the second quarter 2005.

In line with normal seasonal developments, the market for TORM's product tankers was at a lower level at the beginning of the third quarter 2005 until a massive, though temporary reduction in US refining capacity occurred at the end of August as a result of the damage caused by hurricane Katrina and to a lesser extent Rita. The net result was a 17% reduction in US refining capacity by the end of September resulting in a temporary increase in demand equivalent to approximately double the normal import of oil products, amongst others gasoline, at the expense of crude oil imports. This resulted in a significant increase in the demand for transportation of refined oil products to the US. The main part of the Company's fleet was optimally positioned to benefit from this situation and accordingly increased freight rates in the west, especially, had a positive effect mainly on the earnings of the Company's MR vessels immediately after.

The increased demand for transportation of oil products to the US moved a substantial part of the product tanker fleet to the west, resulting in increased rates for product tankers in the Asian market due to fewer vessels being available. Towards the end of the quarter demand increased markedly in Asia and freight rates were even higher than in the west. This trend is expected to continue in the fourth quarter.

TORM's Tanker division achieved freight rates in the third quarter 2005 that when compared to the third quarter 2004 were 4% lower for the LR2 segment, 15% higher for the LR1 segment and 21% higher for the MR segment.

The acquisition of five MR vessels and one LR1 vessel, which TORM purchased from the pool partner LGR di Navigazione, has been completed. Of these, three MR vessels were delivered during the third quarter. Furthermore, the Company took delivery during the quarter of one LR1 vessel from Malaysian Bulk Carriers Berhad.

The number of earning days in the LR2 segment increased by 19% compared to third quarter 2004 due to the addition of chartered-in tonnage. The number of earning days in the LR1 and MR segments increased by 91% and 47%, respectively. Compared to the second quarter 2005, the number of earning days increased by 21% for the total tanker fleet.

------------------------------------------------------------------------------------
Tanker division                  Q3 04    Q4 04    Q1 05    Q2 05    Q3 05   Change
                                                                              Q3 04
                                                                             -Q3 05
------------------------------------------------------------------------------------
LR2 (Aframax, 90-110,000 DWT)
Available earning days             460      460      450      442      548       19%
Per earning day (USD):
     Earnings (TCE)*            28,389   47,626   38,567   29,615   27,130       -4%
     Operating expenses         -4,148   -5,285   -5,526   -4,849   -5,899       42%
     Operating cash flow**      18,212   37,579   27,570   18,726   14,172      -22%
------------------------------------------------------------------------------------

LR1 (Panamax, 75-85,000 DWT)
Available earning days             406      413      498      652      774       91%
Per earning day (USD):
     Earnings (TCE)*            22,998   30,253   29,788   25,989   26,347       15%
     Operating expenses         -5,742   -7,259   -4,991   -6,836   -6,074        6%
     Operating cash flow**      17,256   22,994   21,647   11,769   15,090      -13%
------------------------------------------------------------------------------------

MR (45,000 DWT)
Available earning days           1,054    1,178    1,125    1,270    1,547       47%
Per earning day (USD):
     Earnings (TCE)*            19,890   24,541   26,484   25,381   24,012       21%
     Operating expenses         -5,581   -6,790   -6,223   -6,594   -6,274       12%
     Operating cash flow**      14,308   17,751   20,261   18,788   17,738       24%
------------------------------------------------------------------------------------

* TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**   Operating cash flow = TCE less operating expenses and charter hire.

Bulk division

The Bulk division achieved a profit after tax in the third quarter of 2005 of USD 20 mill.

Following very high freight rates in the first quarter, rate levels fell markedly until the middle of the third quarter, in part mirroring what occurred in 2004 albeit the decline at that time was not as significant.

Commodity price increases, especially in respect of iron ore in the second quarter 2005, which resulted in a fall in Chinese imports during the second and early part of the third quarter, combined with normal seasonal decrease in midyear, led to an overall decline in activity.

Towards the end of the European and American holiday season activity increased once again, primarily resulting in stronger demand for the larger Capesize vessels for the transportation of iron ore from Australia and South America to especially China and Europe. This in turn positively affected the Panamax segment.

Due to significant forward coverage, however, the lower freight rates prevailing in the third quarter have not correspondingly affected TORM's earnings. Compared to the same period last year, freight rates achieved by the Bulk division in the third quarter of 2005 were 8% higher and 2% lower for TORM's Panamax and Handysize vessels, respectively.

----------------------------------------------------------------------------------
Bulk division                   Q3 04    Q4 04    Q1 05    Q2 05    Q3 05   Change
                                                                             Q3 04
                                                                            -Q3 05
----------------------------------------------------------------------------------
Panamax (60-80,000 DWT)
Available earning days          1,438    1,455    1,324    1,203    1,240     -14%
Per earning day (USD):
     Earnings (TCE)*           25,562   26,260   30,641   30,962   27,523       8%
     Operating expenses        -4,818   -4,502   -4,794   -4,607   -4,294     -11%
     Operating cash flow**     16,876   16,491   20,495   21,792   12,241     -27%
----------------------------------------------------------------------------------

Handysize (20-35,000 DWT)
Available earning days            237      215      199      206      215      -9%
Per earning day (USD):
     Earnings (TCE)*           14,806   19,189   18,952   17,645   14,514      -2%
     Operating expenses        -3,556   -2,651   -2,916   -3,908   -3,690       4%
     Operating cash flow**     10,340   16,135   15,306   13,172    9,150     -12%
----------------------------------------------------------------------------------

* TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**   Operating cash flow = TCE less operating expenses and charter hire.

In the bulk segment the Company is at present renewing existing coverage for its Panamax vessels. During the very firm bulk market that existed during long periods in 2004 the Company entered into a number of one-year agreements, all of which are up for renewal between October 2005 and March 2006.

Due to a smaller number of chartered-in vessels, the number of available earning days compared to the third quarter of 2004 was 14% and 9% lower for TORM's Panamax and Handy size vessels, respectively.

Other activities

Other (non allocated) activities consist of exchange rate and value adjustments of USD 1 mill. in the third quarter.

Fleet development

TORM has renewed its owned fleet considerably in 2005. During that period, the Tanker division has added eleven tankers with a total value of USD 491 mill., while 4.5 older tankers have been disposed of for a total gain of USD 55 mill. In the Bulk division, one bulk carrier has been added as a result of a purchase option being exercised.

During the third quarter 2005 TORM has disposed of its MR product tanker TORM Asia, built 1994, generating a gain of USD 14 mill. and exercised the purchase option on the Company's two long-term chartered LR2 product tankers TORM Gudrun and TORM Kristina at prices considerably below current market levels. The ownership of these vessels will transfer to TORM during the first quarter 2006.

At the end of the third quarter 2005, TORM's fleet comprised 29 tankers and 10 bulk carriers, totalling 39 vessels, corresponding to a net increase of 21% (by
DWT).

--------------------------------------------------------------------------------
                    31 Dec 2004        Addition          Disposal   30 Sep 2005
--------------------------------------------------------------------------------

LR2 / Aframax               5.0              --                --           5.0
LR1 / Panamax               4.5       TORM Sara   TORM Margrethe*           6.0
                                     TORM Signe       TORM Hilde*
                                     TORM Sofia     Kirsten (50%)
                                    TORM Emilie
MR                         13.0     TORM Helvig         TORM Olga          18.0
                                  TORM Ragnhild         TORM Asia
                                   TORM Cecilie
                                  TORM Caroline
                                   TORM Camilla
                                    TORM Carina
                                     TORM Clara
--------------------------------------------------------------------------------
Tankers                    22.5            11.0               4.5          29.0
--------------------------------------------------------------------------------
Panamax                     7.0      TORM Rotna                --           8.0
Handysize                   2.0              --                --           2.0
--------------------------------------------------------------------------------
Bulk                        9.0             1.0                --          10.0
--------------------------------------------------------------------------------
Total                      31.5            12.0               4.5          39.0
--------------------------------------------------------------------------------

*    Chartered back for five years.

Planned fleet changes

As mentioned above, the Company has exercised the purchase options on two LR2 product tankers. Until now the vessels have been chartered-in to TORM under long-term agreements.

Following the exercising of the aforementioned options and the placing of additional new-building contracts, TORM's order book will consist of nine LR2 product tankers for delivery January 2006 - January 2009 and 2.5 LR1 product tankers (of which one is sold) for delivery up to January 2007.

-----------------------------------------------------------------------------------------------------
  Year    2005            2006                     2007                      2008-9             Total
         ------   ----------------------   ---------------------   ---------------------------
Quarter       4       1    2     3     4      1     2    3     4      1     2     3    4     1
-----------------------------------------------------------------------------------------------------
  LR2        --       2    1     1    --      1     1   --    --      1    --     1   --     1      9

  LR1        --       1*  --    --   0.5      1    --   --    --     --    --    --   --    --    1.5
-----------------------------------------------------------------------------------------------------
  Net
 total       --       2    1     1   0.5      2     1   --    --      1    --     1   --     1   10.5

-----------------------------------------------------------------------------------------------------

*    One LR1 newbuilding is sold for delivery in Q1 2006.

Additionally, TORM holds purchase options on eight Panamax bulk vessels, of which three already form part of the chartered fleet. The options can be exercised in 2007 and thereafter.

Pools

As at 30 September 2005 the three product tanker pools consisted of 73 vessels. At the end of 2005, 74 vessels are expected to be in the pools.

Results

Third quarter 2005

The third quarter 2005 showed a gross profit of USD 72 mill. (USD 57 mill. in the same quarter 2004). Profit before depreciation for the period was USD 81 mill. (USD 53 mill.).

Depreciation was USD 13 mill. in the third quarter 2005 (USD 9 mill.). The increased depreciation is the result of the increases to the Company's fleet.

Profit before financial items for the third quarter 2005 was USD 69 mill. (USD 44 mill.). Of this, the Tanker - and the Bulk division contributed USD 48 mill. and USD 21 mill., respectively.

Financial items were negative by USD 3 mill. (USD 0 mill.), mainly due to the payment of interest on the Company's mortgage debt.

Profit after tax was USD 66 mill. (USD 43 mill.). Of this the Tanker division contributed USD 46 mill. after tax, while the Bulk division's profit after tax was USD 20 mill.

Assets

Total assets increased in the third quarter 2005 from USD 1,581 mill. to USD 1,697 mill., mainly as a result of increased non-current assets during the period from USD 1,421 mill. to USD 1,548 mill. This was related to the net effect from vessels purchased and sold as well as the increased value of the investment in Dampskibsselskabet "NORDEN" A/S (Norden) countered by depreciation during the period.

The investment in Norden is valued at DKK 3,146 per share, the closing price on the Copenhagen Stock Exchange on 30 September 2005.

Liabilities

During the third quarter 2005, net interest bearing debt increased from USD 617 mill. to USD 672 mill. The increase was mainly due to higher net borrowing in connection with the delivery of vessels, countered by positive cash earnings in the period. The Company has considerable undrawn loan facilities available.

Shareholders' equity

During the third quarter 2005, shareholders' equity increased from USD 853 mill. to USD 923 mill. as a result of improved earnings during the period. Shareholders' equity as a percentage of total assets increased from 54.0% at 30 June 2005 to 54.4% at 30 September 2005.

At 30 September 2005, TORM owned 1,558,472 own shares corresponding to 4.3% of the Company's share capital, which is unchanged from 30 June 2005.

Nine months 2005

Gross profit for the first nine months of 2005 was USD 218 mill. (against USD 169 mill. for the first nine months of 2004). The increase was mainly due to a combination of increasing freight rates and a higher number of earning days in the Tanker division.

Profit before depreciation was USD 260 mill. (USD 150 mill.).

Profit before tax, receipt of dividends and profit on sale of vessels for the first nine months of 2005 was USD 154 mill.

Profit after tax for the first nine months of 2005 was USD 216 mill. including profit on sale of vessels of USD 55 mill., receipt of dividend of USD 13 mill. and taxes of minus USD 6 mill.

This result is considered highly satisfactory.

Subsequent events

There have been no events subsequent to the end of the reporting period which materially change the financial position of the Company.

Norden

In the first three quarters of 2005, the value of the Norden shares has increased by USD 6 mill. This reflects an increase in the share price, measured in DKK, from DKK 2,726/share at 31 December 2004 to DKK 3,146/share at 30 September 2005, countered by an increase in the USD/DKK exchange rate from 5.47 to 6.20 in the same period.

Expectations

As a result of a better than expected earnings to date, as well as the market outlook for the remainder of the year for the Tanker division and a bulk market almost in line with expectations, the expectations for 2005 as a whole are now increased to more than USD 215 mill. (DKK 1,284 mill.) before tax, receipt of dividends and profit from sale of vessels.

In addition to this, TORM expects gains from sales of vessels of USD 55 mill. and receipt of dividends of USD 13 mill. resulting in a total expected profit before tax increased to more than USD 283 mill. (DKK 1,690 mill.).

Earnings in the Tanker division have been higher than originally expected for the first nine months of 2005, which despite a lower number of earning days due to a delay in deliveries has resulted in higher earnings for the division. The fourth quarter of 2005 has started significantly better than expected due to strong Asian demand and continued lack of capacity in the US refineries, which, as mentioned, increases the import into the US of oil products.

TORM's Bulk division is continuing its strategy of chartering out vessels on one- and two-year contracts. Accordingly, 44% of earnings for the Company's bulk vessels are already covered for 2006. This coverage is expected to be increased in the coming months.

Sensitivity

At the beginning of the fourth quarter 2005, 73% of the earning days for the remainder of the year in respect of the Company's Panamax bulk vessels were chartered out at an average rate of USD 24,600 USD/day. For the Tanker division, about 32% of the earning days for the fourth quarter were covered at the outset of the fourth quarter.

A change in the freight rates compared to the above mentioned of 1,000 USD/day of the non-covered freight rates in the remaining quarter of the year would all other things being equal lead to a change in net profit of USD 2.6 mill.

Safe Harbor

FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 354.6 as at 30 September 2005 against DKK
331.5 at the end of the second quarter 2005, an increase of DKK 23.1 corresponding to a total return of 7.0% in the quarter ("TSR").

Accounting Policies

The consolidated accounts have been prepared using the same accounting policies as in the first and second quarter 2005 reports, but accounting policies have been changed as of 1 January 2005 to comply with International Financial Reporting Standards (IFRS). The changes, including comparative figures for 2004, are described in the section "Effect of IFRS adoption" in the Annual Report 2004. Reconciliation of net profit and shareholders' equity for the third quarter of 2004 between previous GAAP and IFRS is presented below:

--------------------------------------------------------------------------------
                                                                  Shareholders'
Effect of IFRS adoption - third quarter 2004       Net income            Equity
--------------------------------------------------------------------------------
According to previous GAAP                              112.1(1)        658.3(2)
Effect of:
Cost of exercise of share options                        -0.1
Unrealized value adjustment, shares                     -68.7
Exchange rate adjustment due to change of
   measurement currency in the
   administrative entity                                                 -0.1
Liability, unexercised share options                                     -1.0
                                                   -----------------------------

According to current GAAP                                43.3           657.2

--------------------------------------------------------------------------------

(1) After change of measurement currency to USD from DKK in the administrative entity.
(2) Shareholders' equity according to first half 2004 report translated into USD using the exchange rate at the balance sheet date.

TORM does not apply IAS 34 in the preparation of interim financial statements.

The report for the third quarter of 2005 is unaudited in line with normal practice.

Information

Telephone conference

TORM hosts a telephone conference for financial analysts and investors on 10 November 2005 at 17:00, Copenhagen time, reviewing the report for the third quarter 2005. The conference call will be hosted by Klaus Kjaerulff, CEO, and Klaus Nyborg, CFO, and will be conducted in English.

Please call 10 minutes before the call starts on tel.: +45 3271 4611 (from Europe) or +1 334 323 6203 (from the US). The telephone conference will also be broadcast via TORM's website, www.torm.com, which will also contain the presentation material.

Next reporting

TORM's Annual Report 2005 will be released on 8 March 2006.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January - 30 September 2005.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report for 2005.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 10 November 2005

Management               Board of Directors

Klaus Kjaerulff, CEO     Niels Erik Nielsen, Chairman
Klaus Nyborg, CFO        Christian Frigast, Deputy chairman
                         Lennart Arrias
                         Ditlev Engel
                         Rex Harrington
                         Peder Mouridsen
                         Gabriel Panayotides

About TORM

TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of close to 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889 and has consistently adapted itself to, and benefited from, the enormous changes which characterise the shipping industry in general. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement
------------------------------------------------------------------------------------------
Mill. USD                                  Q3 2005   Q3 2004     Q1-Q3     Q1-Q3      2004
                                                                  2005      2004
------------------------------------------------------------------------------------------
Net revenue                                  142.2     104.9     406.6     305.3     433.3
Port expenses and bunkers                    -32.8     -23.3     -87.9     -60.4     -83.0
------------------------------------------------------------------------------------------

Time charter equivalent earnings (TCE)       109.4      81.6     318.7     244.9     350.3

Charter hire                                 -19.1     -13.2     -53.0     -41.3     -59.6
Operating expenses                           -18.2     -11.8     -48.0     -35.0     -49.8
------------------------------------------------------------------------------------------

Gross profit                                  72.1      56.6     217.7     168.6     240.9

Profit on sale of vessels and interest        14.4       0.0      54.8       0.0       0.0
Administrative expenses                       -7.8      -6.9     -21.1     -27.2     -38.6
Other operating income                         2.6       3.2       8.9       8.3      13.2
------------------------------------------------------------------------------------------

Profit before depreciation                    81.3      52.9     260.3     149.7     215.5
Depreciation                                 -12.5      -9.2     -34.0     -25.9     -35.2
------------------------------------------------------------------------------------------

Profit before financial items (EBIT)          68.8      43.7     226.3     123.8     180.3

Financial items                               -2.7      -0.3      -4.6       1.2      30.6
------------------------------------------------------------------------------------------

Profit before tax                             66.1      43.4     221.7     125.0     210.9

Tax                                           -0.2      -0.1      -6.1      -0.1      -9.6
------------------------------------------------------------------------------------------

Net profit after tax for the period           65.9      43.3     215.6     124.9     201.3
------------------------------------------------------------------------------------------

Earnings per share, EPS (USD)                  1.9       1.2       6.2       3.6       5.8
Earnings per share, EPS (DKK)*                11.6       7.6      36.5      21.8      34.7
------------------------------------------------------------------------------------------

* Calculated from USD to DKK at the average DKK/USD exchange rate for the relevant period.

Income statement by quarter

--------------------------------------------------------------------------------
Mill. USD                                  Q3 04   Q4 04   Q1 05   Q2 05   Q3 05
--------------------------------------------------------------------------------

Net revenue                                104.9   128.0   132.3   132.1   142.2
Port expenses and bunkers                  -23.3   -22.6   -26.7   -28.4   -32.8
--------------------------------------------------------------------------------

Time charter equivalent earnings (TCE)      81.6   105.4   105.6   103.7   109.4

Charter hire                               -13.2   -18.3   -16.5   -17.4   -19.1
Operating expenses                         -11.8   -14.8   -13.5   -16.3   -18.2
--------------------------------------------------------------------------------

Gross profit                                56.6    72.3    75.6    70.0    72.1

Profit on sale of vessels and interest       0.0     0.0    19.4    21.0    14.4
Administrative expenses                     -6.9   -11.4    -6.6    -6.7    -7.8
Other operating income                       3.2     4.9     3.5     2.8     2.6
--------------------------------------------------------------------------------

Profit before depreciation                  52.9    65.8    91.9    87.1    81.3
Depreciation                                -9.2    -9.3   -10.3   -11.2   -12.5
--------------------------------------------------------------------------------

Profit before financial items (EBIT)        43.7    56.5    81.6    75.9    68.8

Financial items                             -0.3    29.4    -7.3     5.4    -2.7
--------------------------------------------------------------------------------

Profit before tax                           43.4    85.9    74.3    81.3    66.1

Tax                                         -0.1    -9.5    -5.8    -0.1    -0.2
--------------------------------------------------------------------------------

Net profit after tax for the period         43.3    76.4    68.5    81.2    65.9
--------------------------------------------------------------------------------

Assets
----------------------------------------------------------------------------------------
Mill. USD                                        30 Sep 2005   30 Sep 2004   31 Dec 2004
----------------------------------------------------------------------------------------
NON-CURRENT ASSETS
Tangible fixed assets

Leasehold improvements                                   0.1           0.0           0.0
Land and buildings                                       0.4           0.4           0.4
Vessels and capitalized dry-docking                  1,077.4         599.5         647.6
Vessels under construction and prepayments
  for vessels                                           77.6          25.1          37.3
Other plant and operating equipment                      2.3           2.7           2.7
----------------------------------------------------------------------------------------
Total tangible fixed assets                          1,157.8         627.7         688.0
----------------------------------------------------------------------------------------

Other non-current assets
Other investments                                      390.2         319.0         368.5
----------------------------------------------------------------------------------------

TOTAL NON-CURRENT ASSETS                             1,548.0         946.7       1,056.5
----------------------------------------------------------------------------------------

CURRENT ASSETS

Inventories of bunkers                                   9.0           4.9           5.8
Freight receivables, etc                                43.9          25.4          36.0
Other receivables                                       14.9           6.4          12.8
Prepayments                                              7.2           4.1           4.9
Securities                                               5.2          56.2          58.1
Cash and cash equivalents                               25.9          68.9          65.5
----------------------------------------------------------------------------------------
                                                       106.1         165.9         183.1

Non-current assets held for sale                        43.2           0.0           0.0
----------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                   149.3         165.9         183.1
----------------------------------------------------------------------------------------

TOTAL ASSETS                                         1,697.3       1,112.6       1,239.6
----------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------
Mill. USD                                    30 Sep 2005   30 Sep 2004   31 Dec 2004
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Common shares                                       61.1          61.1          61.1
Own shares                                          -7.7          -7.8          -7.8
Revaluation reserves                               329.7         273.8         323.4
Retained profit                                    537.8         335.2         312.3
Proposed dividend                                    0.0           0.0          99.9
Hedging reserves                                     1.7          -5.1          -0.3
Translation reserves                                 0.0           0.0           0.1
------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                         922.6         657.2         788.7
------------------------------------------------------------------------------------

LIABILITIES

Long-term liabilities
Mortgage debt and bank loans                       646.7         363.0         333.3
------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                        646.7         363.0         333.3
------------------------------------------------------------------------------------

Short-term liabilities
Mortgage debt and bank loans                        56.8          49.9          62.1
Trade accounts payable                              18.8           8.9          15.7
Current tax liability                               14.3           0.0           9.1
Other liabilities                                   32.0          25.8          23.3
Accruals                                             6.1           7.8           7.4
------------------------------------------------------------------------------------
TOTAL SHORT-TERM LIABILITIES                       128.0          92.4         117.6
------------------------------------------------------------------------------------

TOTAL LIABILITIES                                  774.7         455.4         450.9
------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       1,697.3       1,112.6       1,239.6
------------------------------------------------------------------------------------

Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Mill. USD                                     Common      Own   Revaluation   Retained   Proposed    Hedging   Translation     Total
                                              shares   shares      reserves   earnings   dividend   reserves      reserves
------------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2005, IFRS*                61.1     -7.8         323.4      312.3       99.9       -0.3           0.1     788.7
------------------------------------------------------------------------------------------------------------------------------------

Changes in Shareholders' equity Q1-Q3 2005:
Exchange rate adjustment arising on
     translation of foreign entities              --       --            --         --         --         --          -0.1      -0.1
Reversal of deferred gain/loss on cash flow
     hedges at beginning of period                --       --            --         --         --        0.3            --       0.3
Deferred gain/loss on cash flow hedges at
     period end                                   --       --            --         --         --        1.7            --       1.7
Reversal of fair value adjustment on
     available for sale investments at
     beginning of period                          --       --        -323.4         --         --         --            --    -323.4
Fair value adjustment on available for sale
     investment at period end                     --       --         329.7         --         --         --            --     329.7
------------------------------------------------------------------------------------------------------------------------------------
Net income recognized directly in equity         0.0      0.0           6.3        0.0        0.0        2.0          -0.1       8.2
Profit for the period                             --       --            --      215.6         --         --            --     215.6
------------------------------------------------------------------------------------------------------------------------------------
Total income for the period                      0.0      0.0           6.3      215.6        0.0        2.0          -0.1     223.8
Disposal of own shares, cost                      --      0.1            --         --         --         --            --       0.1
Dividends paid                                    --       --            --         --      -94.5         --            --     -94.5
Dividends paid on own shares                      --       --            --        4.1         --         --            --       4.1
Exchange rate adjustment on dividends paid        --       --            --        5.4       -5.4         --            --       0.0
Exercise of share options                         --       --            --        0.4         --         --            --       0.4
------------------------------------------------------------------------------------------------------------------------------------
Total changes in Shareholders' equity Q1-Q3
     2005                                        0.0      0.1           6.3      225.5      -99.9        2.0          -0.1     133.9
------------------------------------------------------------------------------------------------------------------------------------
Balance at 30 September 2005                    61.1     -7.7         329.7      537.8        0.0        1.7           0.0     922.6
------------------------------------------------------------------------------------------------------------------------------------

* IFRS Shareholders equity as of 1 January 2005 according to Annual Report 2004. Please refer to Annual Report 2004 for a reconciliation from the previous to the current accounting policies.

Cash flow statement
------------------------------------------------------------------------------------------------
Mill. USD                                                 Q3       Q3    Q1-Q3    Q1-Q3     2004
                                                        2005     2004     2005     2004
------------------------------------------------------------------------------------------------
Cash flow from operating activities
Profit before financial items                           68.8     43.7    226.3    123.8    180.3
Interest income, exchange rate gains and dividends
     received                                            0.6      0.8     15.5     14.4     37.6
Interest expenses                                       -6.7     -3.7    -17.4    -11.1    -15.7
------------------------------------------------------------------------------------------------
Adjustments:
Reversal of depreciation and impairment loss            12.5      9.2     34.0     25.9     35.2
Reversal of other non-cash movements                     3.0     -6.7     -6.5     -2.0      3.2
Paid taxes                                               0.0      0.0      0.0      0.0     -0.5
Change in inventories, accounts receivables and
     payables                                           -7.0      2.3      0.2     -6.6    -12.2
------------------------------------------------------------------------------------------------
Net cash inflow from operating activities               71.2     45.6    252.1    144.4    227.9
------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                   -145.8     -4.2   -617.3   -117.6   -187.3
Investment in equity interests and securities            3.2      0.0     37.5      0.0      0.0
Sale of fixed assets                                    36.4      0.0    125.2      0.0      0.2
     including profit on sale of vessels               -14.4      0.0    -54.8      0.0      0.0
    (included in operating activities)
------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities   -120.6     -4.2   -509.4   -117.6   -187.1
------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial
     liabilities                                       158.6      0.0    526.5    117.1    146.1
Repayment/redemption, mortgage debt                   -122.7    -13.5   -218.4    -39.2    -85.6
Repayment/redemption, lease liabilities                  0.0      0.0      0.0    -30.4    -30.4
Dividends paid                                           0.0      0.0    -90.4    -33.8    -33.8
Purchase/disposals of own shares                         0.0      0.0      0.0      1.0      1.0
------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities         35.9    -13.5    217.7     14.7     -2.7
------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents       -13.5     27.9    -39.6     41.5     38.1

Cash and cash equivalents, beginning of period          39.4     41.0     65.5     27.4     27.4
------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                25.9     68.9     25.9     68.9     65.5
------------------------------------------------------------------------------------------------

Quarterly cash flow statement
------------------------------------------------------------------------------------------------
Mill. USD                                              Q3 04    Q4 04    Q1 05    Q2 05    Q3 05
------------------------------------------------------------------------------------------------
Cash flow from operating activities
Profit before financial items                           43.7     56.5     81.6     75.9     68.8
Interest income, exchange rate gains and
     dividends received                                  0.8     23.2      1.3     13.6      0.6
Interest expenses                                       -3.7     -4.6     -4.8     -5.9     -6.7
------------------------------------------------------------------------------------------------
Adjustments:
Reversal of depreciation and impairment loss             9.2      9.3     10.3     11.2     12.5
Reversal of other non-cash movements                    -6.7      5.2     -9.4     -0.1      3.0
Paid taxes                                               0.0     -0.5      0.0      0.0      0.0
Change in inventories, accounts receivables
     and payables                                        2.3     -5.6      4.4      2.8     -7.0
------------------------------------------------------------------------------------------------
Net cash inflow from operating activities               45.6     83.5     83.4     97.5     71.2
------------------------------------------------------------------------------------------------

Cash flow from investing activities
Investment in tangible fixed assets                     -4.2    -69.7   -221.6   -249.9   -145.8
Investment in equity interests and securities            0.0      0.0      0.0     34.3      3.2
Sale of fixed assets                                     0.0      0.2     47.4     41.4     36.4
     including profit on sale of vessels                 0.0      0.0    -19.4    -21.0    -14.4
    (included in operating activities)
------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities     -4.2    -69.5   -193.6   -195.2   -120.6
------------------------------------------------------------------------------------------------

Cash flow from financing activities
Borrowing, mortgage debt and other financial
     liabilities                                         0.0     29.0    159.1    208.8    158.6
Repayment/redemption, mortgage debt                    -13.5    -46.4    -21.7    -74.0   -122.7
Repayment/redemption, lease liabilities                  0.0      0.0      0.0      0.0      0.0
Dividends paid                                           0.0      0.0      0.0    -90.4      0.0
Purchase/disposals of own shares                         0.0      0.0      0.0      0.0      0.0
------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities        -13.5    -17.4    137.4     44.4     35.9
------------------------------------------------------------------------------------------------

Increase/(decrease) in cash and cash equivalents        27.9     -3.4     27.2    -53.3    -13.5

Cash and cash equivalents, beginning of period          41.0     68.9     65.5     92.7     39.4
------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                68.9     65.5     92.7     39.4     25.9
------------------------------------------------------------------------------------------------

Reconciliation to United States Generally Accepted Accounting Principles (US
GAAP)

--------------------------------------------------------------------------------
Mill. USD                                             Net income   Shareholders'
                                                      Q1-Q3 2005          Equity
                                                                     30 Sep 2005
--------------------------------------------------------------------------------
As reported under IFRS

                                                           215.6           922.6
--------------------------------------------------------------------------------

Adjustments:
  Reversal of write-down of vessels                          0.1            -1.3
  Unrealised gains/losses on marketable securities          -0.1             0.0
  Share options                                              0.0             0.0
  Deferred gain on a sale/lease back                       -16.8           -16.8
  Deferred tax                                              12.1           -60.6
--------------------------------------------------------------------------------
  Total adjustments                                         -4.7           -78.7
--------------------------------------------------------------------------------

US GAAP figures before change in accounting principles     210.9           843.9

Cumulative effect of change in accounting
  principles 1 January 2005                                  8.7             0.0
--------------------------------------------------------------------------------

US GAAP figures after change in accounting principles      219.6           843.9
--------------------------------------------------------------------------------

A review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2004.

As of 1 January 2005, the Company changed its method of accounting for vessel dry docking costs under U.S. GAAP, from the accrual method to the deferral method. Under the accrual method, dry docking costs had been accrued as a liability and an expense on an estimated basis, in advance of the next scheduled dry docking. Subsequent payments for dry docking were charged against the accrued liability. Under the deferral method, costs incurred in replacing or renewing the separate assets that constitute the dry docking costs are capitalized and depreciated on a straight line basis over the estimated period until the next dry docking. Dry docking activities include, but are not limited to, inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel. This change was made to conform with prevailing shipping industry accounting practices and the Company's accounting under IFRS. On 1 January 2005 the Company recorded the effect of the change in accounting principle on periods prior to 2005 as a cumulative effect of accounting change of USD 8.7 million (net of income tax of USD 0.4 (income)) or USD 0.3 per basic share. The effect of this change in accounting method on the U.S. GAAP Shareholders' Equity was an increase of USD 8.7 million.

The Company is still evaluating how the Danish Tonnage Tax Scheme should be accounted for under IFRS. In the interim financials for the nine months ended 30 September 2005, the Company has accounted for the Danish Tonnage Tax Scheme under IFRS, in a manner that was consistent with its historical accounting under Danish GAAP. As a result, the Danish Tonnage Tax Scheme appears as a reconciling item in the Statement of Reconciliation of Net Income to U.S. GAAP for the period ended 30 September 2005. If the Company subsequently concludes that the accounting treatment of the Danish Tonnage Tax Scheme should be changed under IFRS, this will result in consequent changes to the previously reported Statement of Reconciliation of Net Income and the Reconciliation of Shareholders' Equity to U.S. GAAP, relating to the Danish Tonnage Tax Scheme.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated: November 15, 2005


                                        By: /s/ Klaus Nyborg
                                        -------------------------
                                        Klaus Nyborg
                                        Chief Financial Officer

03810.0001 #617394